5-81736

This Form CB contains _____ pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

York-Benimaru Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Seven & I Holdings Co., Ltd.
8-8, Nibancho, Chiyoda-ku
Tokyo 102-8452, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Seven & I Holdings Co., Ltd.
Tadahiko Ujiie
8-8, Nibancho, Chiyoda-ku
Tokyo 102-8452, Japan
011-81-3-6238-3000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

1

May 1, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English translation of press release announcing stock-for-stock transfer, dated April 11, 2006.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "Commission"), Seven & I Holdings Co., Ltd. ("Seven & I") is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Seven & I will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Seven & I Holdings Co., Ltd.

By: [signature]

Name: Noritoshi Murata
Title: President & COO
Date: April 11, 2006

6

EXHIBIT INDEX

Exhibit Number	Description
1	English translation of press release announcing stock-for-stock transfer, dated April 11, 2006.

Exhibit 1

The proposed stock-for-stock exchange involves the issuance of the securities of a Japanese company in exchange for securities of a Japanese company. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed stock-for-stock exchange that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

April 11, 2006

To whom it may concern:

Company Name:	Seven & I Holdings Co., Ltd.
Representative:	Noritoshi Murata, President and COO (Code No. 3382/First Section of the Tokyo Stock Exchange)
Contact:	Tadahiko Ujiie, Director Tel: 03-6238-3000
Company Name:	York Benimaru Co., Ltd.
Representative:	Zenko Ohtaka, President and C.O.O (Code No. 8188 /First Section of the Tokyo Stock Exchange)
Contact:	Takashi Misawa, Director and Chief of Corporate Finance Tel: 024-924-3211

Notice of the execution of the Stock-for-Stock Exchange Agreement

Both the meeting of the Board of Directors of Seven & I Holdings Co., Ltd. ("Seven & I Holdings") and that of the Board of Directors of York Benimaru Co., Ltd. ("York Benimaru ") held today, respectively, passed a resolution to effect a stock-for-stock exchange making York Benimaru a wholly-owned subsidiary of Seven & I Holdings (the "Stock-for-Stock Exchange"), and to enter into a stock-for-stock exchange agreement as described below.

1. Purpose of Creating a Wholly-Owned Subsidiary by Stock-for-Stock Exchange

With an eye toward the global "new industry of comprehensive consumer goods," since its September 2005 incorporation Seven & I Holdings has been expanding its operations to become an enterprise which optimizes its business portfolio by prompt decision-making and maximizes its enterprise value.

York Benimaru has for 33 years, since its 1973 launch of a business tie-up with Ito-Yokado Co., Ltd., been strengthening its relationship with each of the group companies of Seven & I Holdings, as a member of Seven & I HLDGS., in such aspects as information exchange, cooperative business expansion and the integration of buying and commodity distribution. Moreover, in order to realize its motto, "bringing pleasure, prosperity, and convenience to the tables of its customers, who frequent its branches in each small market," York Benimaru has been working to create an organization and structure capable of launching 200 branches, as well as to gain a firm foothold in the Tohoku area and solid financial ground through a dominating strategy based on its "establishment of stand-alone management" and the "intensification of merchandise development," etc.

Seven & I Holdings positions York Benimaru as the core of its supermarket sector, and our group has decided to make York Benimaru its wholly-owned subsidiary based on the understanding that in order to swiftly and flexibly respond to the cataclysmic changes in today's society, including the rapid aging of the population, the low birthrate and the subsequent population decrease, it is necessary to unify and accelerate the management function, and simultaneously, to take advantage of the comprehensive strength of our operations, merchandising, shop network, and cost management skills. In executing its plans, Seven & I Holdings intends to further strengthen the supermarket sector of our group, which is one of our "Seven Core Business Areas."

2. Conditions for Stock-For-Stock Exchange

(1) Schedule of Stock-For-Stock Exchange

April 11, 2006:	Each company's Meeting of the Board of Directors to approve the stock-for-stock exchange agreement
April 11, 2006:	Execution of the stock-for-stock exchange agreement
May 19, 2006:	York Benimaru's Shareholders' Meeting to approve the stock-for-stock exchange agreement (scheduled)
September 1, 2006:	Effective date of Stock-for-Stock Exchange (scheduled)

Since the summary stock-for-stock exchange procedure is planned pursuant to the Commercial Code, Seven & I Holdings will not hold any meeting of shareholders for the stock-for-stock exchange.

(2) Stock-for-stock exchange ratio

	Seven & I Holdings (Wholly owning parent company)	York Benimaru (Wholly-owned subsidiary)
Stock-for-stock exchange Ratio	1.00	0.88

Note:

a. Share allocation ratio

0.88 shares of Seven & I Holdings will be allocated and delivered in exchange for a share of York Benimaru.

b. Basis of the stock-for-stock exchange ratio

Referring to the result of the appraisal conducted by Nomura Securities Co., Ltd. ("Nomura Securities") for Seven & I Holdings and the result of the appraisal conducted by GMD Corporate Finance Limited ("GMDCF") for York Benimaru, both parties negotiated and concluded on the above.

The exchange ratio above is within the range of the results of the appraisals conducted by Nomura Securities and GMDCF.

c. Third-party calculation results, methods and bases

Nomura Securities analyzed the index value as the basis of the stock-for-stock exchange ratio using the market stock price average method for Seven & I Holdings, and the market stock price average method, the comparable peer company analysis method and the DCF (discounted cash flow) method for York-Benimaru, and comprehensively reviewed the results of these appraisals in light of the status of the Stock-for-Stock Exchange, whereby it determined the stock-for-stock exchange ratio.

GMDCF analyzed the index value as the basis of the stock-for-stock exchange ratio using the market stock price average method for Seven & I Holdings, and the market stock price average method, the comparable peer company analysis method, the modified net asset method and the DCF (discounted cash flow) method for York-Benimaru, and comprehensively reviewed the results of these appraisals in light of the status of the Stock-for-Stock Exchange, whereby it determined the stock-for-stock exchange ratio.

d. Number of new shares of Seven & I Holdings issued upon the Stock-for-Stock Exchange

30,580,237 shares

(Delivery date of share certificates: late October 2006

Commencement Date of Accrual of Profit Dividends: September 1, 2006)

(3) Stock-for-stock exchange payments

Seven & I Holdings will not make a stock-for-stock payment.

3. Outlines of parties involved in stock-for-stock exchange

(1)	Trade Name	Seven & I Holdings Co., Ltd. (Wholly-owning parent company)	York-Benimaru Co.,Ltd. (Wholly-owned subsidiary)
(2)	Major Businesses	Planning, management and operation of the corporate group conducting retail business	Supermarket business
(3)	Date of foundation	September 1, 2005	June 12, 1947
(4)	Address of Head Office	Chiyoda-ku, Tokyo	Koriyama-shi, Fukushima
(5)	Representative	Noritoshi Murata	Zenko Ohtaka
(6)	Capital stock	50,000 million yen	9,927 million yen
(7)	Number of shares outstanding	1,346,383,002 shares	50,634,535 shares
(8)	Shareholders' Equity	- (Note 1)	101,654 million yen (Note 2)
(9)	Total Assets	- (Note 1)	123,412 million yen (Note 2)
(10)	Fiscal year end	End of February	End of February
(11)	Number of employees	378 (As of February 28, 2006)	1,882 (As of February 28, 2006)
(12)	Major business partners	Seven-Eleven Japan Co., Ltd. Ito-Yokado Co., Ltd. Denny's Japan Co., Ltd.	Life Foods Co., Ltd. Ito-Yokado Co., Ltd. Ryoshoku Limited Sato & Co., Ltd.
(13)	Major Shareholders and their holding ratio	Ito-Yokado Co., Ltd. 31.8% Ito-Kogyo Yugen Kaisha 5.0% Japan Trustee Service Bank, Ltd (trust account) 3.7% The Master Trust Bank of Japan, Ltd. (trust account) 3.7% The Chase Manhattan Bank, N.A. London 2.6% (as of February 28, 2006)	Ito-Yokado Co., Ltd. (Note 3) 31.4% Northern Trust Company AVFC Sub-account American Clients 8.4% Japan Trustee Service Bank, Ltd (trust account) 6.8% SEVEN & I Life Design Institute Co., Ltd. 4.9% The Master Trust Bank of Japan, Ltd. (trust account) 4.2% (as of February 28, 2006)
(14)	Major bank of accounts	Sumitomo Mitsui Banking Corporation Bank of Tokyo-Mitsubishi UFJ Mizuho Corporate Bank, Ltd. Resona Bank, Limited.	Mizuho Corporate Bank, Ltd. Mizuho Bank, Ltd. The Toho Bank, Lld. The 77 Bank, Ltd.
(15)	Relationships between Parties		
	(i) Capital	Seven & I Holdings holds 427,509 thousand outstanding shares of York-Benimaru (Note 3)	York-Benimaru Holds 639,138 thousand outstanding shares of Seven & I Holdings
	(ii) Personnel	Zenko Ohtaka, the representative director of York-Benimaru, serves as a director of Seven & I Holdings.	Ikuo Kanda, the standing statutory auditor of Seven & I Holdings, and an employee of Seven & I Holdings serves as statutory auditor of York-Benimaru.
	(iii) Business	None	

Note 1: Since Seven & I Holdings was founded on September 1, 2005, the first annual closing of accounts has not been settled yet, and there is no figure.

Note 2: The figures are as of February 28, 2005.

Note 3: Seven & I Holdings succeeds the York-Benimaru shares from Ito-Yokado, as a result of the corporate demerger and the merger between Seven & I Holdings and Ito-Yokado Co., Ltd. performed on March 1, 2006.

(16) Business Performance for the Latest Three Fiscal Years

	Seven & I Holdings Co., Ltd. (Wholly owning parent company)			York-Benimaru Co., Ltd. (Wholly-owned subsidiary)		
Fiscal Year	FY 02/2003	FY 02/2004	FY 02/2005	FY 02/2003	FY 02/2004	FY 02/2005
Sales (Million Yen)				262,305	272,890	280,595
Operating Income (Million Yen)				10,448	11,024	12,024
Ordinary Income (Million Yen)				10,584	11,122	11,835
Current Net Income (Million Yen)				6,122	6,186	6,545
Current Net Income per Share (Yen)				120.43	121.59	128.60
Annual Dividend per Share (Yen)				32.00	33.50	35.50
Shareholders' Equity per Share (Yen)				1,821.62	1,918.38	2,014.78

Note 1: Since Seven & I Holdings was founded on September 1, 2005, and there are no results to be reported, no figure is indicated.

4. Status after the Stock-for-Stock Exchange

(1) Trade name, major business, address of head office, representative and capital stock of each of Seven & I Holdings and York-Benimaru will not change as a result of the Stock-for-Stock Exchange.

(2) Effects on business performance:
Effects on future business performance of Seven & I Holdings and York-Benimaru will be announced as soon as they become clear.

End of document